Exhibit 99.1

HUYA Inc. Announces Tencent’s Exercise of its Option

and Changes to Board Composition

GUANGZHOU, China, April 3, 2020/PRNewswire/ – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), has provided a written notice to Huya and JOYY Inc. (Nasdaq: YY) (“JOYY”), a global social media platform, and exercised its option to acquire 16,523,819 Class B ordinary shares of Huya for an aggregate purchase price of approximately US$262.6 million in cash from JOYY (the “Transaction”). The purchase price was determined based on the average closing prices of Huya’s American depositary shares in the last 20 trading days prior to the receipt of Tencent’s written exercise notice by Huya and JOYY in accordance with Huya’s second amended and restated shareholders agreement dated March 8, 2018.

As a result of the closing of the Transaction, Tencent became the largest shareholder of Huya, increasing its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. Huya continues to operate independently and remains headquartered in Guangzhou, and its existing management team continues to be responsible for all aspects of business management and operations of the Company. Huya remains listed on the New York Stock Exchange.

Mr. Mark Ren, Chief Operating Officer of Tencent, said, “Huya combines a self-reinforcing content ecosystem with strong execution capabilities to create an engaged, interactive community for game users. The transaction is consistent with our strategy to connect industry partners and users via an expanding and open ecosystem. By supporting Huya’s management team, we look forward to more business synergies and innovative services for game users.”

Mr. Rongjie Dong, Chief Executive Officer of Huya, said, “This is an exciting opportunity for Huya. We believe this transaction will further expand Huya’s access to Tencent’s rich resources and bring more values to our shareholders and our users. Huya’s management team will work closely with Tencent to explore more business opportunities in game live streaming, e-sports tournaments, and other online entertainment areas and provide more innovative and compelling services and products to better serve our users. We are confident that we will further strengthen our ecosystem, increase our market position and accelerate our growth.”

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, said, “We are privileged to have witnessed Huya’s rapid growth and achievements to become a leading game live streaming platform in China since its inception, demonstrating strong capabilities of Huya’s management team and innovation genes of JOYY Group. We believe Tencent’s global leading position in the gaming industry makes Huya well-positioned to open up a new dimension of growth opportunities. JOYY will remain committed to our short-form video and live streaming products in the global market and we hope this transaction could bring additional values for all parties and maximize the long-term interests of JOYY’s shareholders in various ways.”

Concurrently with the closing of the Transaction and with immediate effect, Mr. Lingdong Huang was appointed as a director and the Chairman of the board of directors of Huya, and Mr. Zhi Cheng, Mr. Hai Tao Pu and Mr. Guang Xu were each appointed as a director of Huya.

Mr. Lingdong Huang currently serves as a general manager at Tencent’s interactive entertainment group and as a director of TJ Sports Culture Development (Shanghai) Co., Ltd. Prior to joining Tencent in 2010, Mr. Huang served on various positions, including as vice president, at The9 Limited (Nasdaq: NCTY) from 1999 to 2010. Mr. Huang received his bachelor’s degree in informatics from Shanghai University in 1999.

Mr. Zhi Cheng currently serves as the assistant general manager at Tencent. Prior to joining Tencent in 2014, Mr. Cheng served as the project leader at The Boston Consulting Group. Mr. Cheng received his bachelor’s degree in computer science and economics and master’s degree in computer science from Peking University in China.

Mr. Hai Tao Pu currently serves as a general manager at Tencent and a member of the Listing Committee of the Hong Kong Stock Exchange and General Committee of the Chamber of Hong Kong Listed Companies. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.

Mr. Guang Xu currently serves as a general manager at Tencent’s interactive entertainment group. Prior to joining Tencent in 2006, Mr. Xu served in the game planning department at Shenzhen Yamido Technology Co., Ltd. from 2004 to 2006. Mr. Xu received his bachelor’s degree in electronic information engineering from Huazhong University of Science and Technology in China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

About Tencent

Tencent uses technology to enrich the lives of Internet users. Tencent’s communication and social platforms, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Tencent’s targeted advertising platform helps advertisers reach out to hundreds of millions of consumers in China. Tencent’s FinTech and business services support its partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong.

About JOYY Inc.

JOYY Inc. is a global social media platform. JOYY’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China, and holds non-controlling interests in Huya, a leading game live streaming platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; IMO, a global video communication app, and other social applications. JOYY has created an online community for global video and live streaming users. JOYY was listed on the Nasdaq in November 2012.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com